Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

October 24, 2012

VIA EDGAR United States Securities and Exchange Commission Washington, D.C. 20549	CORCEPT THERAPEUTICS INCORPORATED HAS REQUESTED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Corcept Therapeutics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 0-50679

Dear Mr. Rosenberg,

Corcept Therapeutics Incorporated (“Corcept” or the “Company”) is transmitting this letter in response to comments received from the staff of the Securities Exchange Commission (the “Staff”), contained in the Staff’s letter dated September 25, 2012 (“Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and Form 10-Q for the quarter ended June 30, 2012 (the “Q2 Form 10-Q”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Condensed Financial Statements

1. Summary of Significant Accounting Policies

Net Product Sales, page 9

1.	You state on page 9 that “We calculate gross product revenues based on the price that we charge our customers. We estimate our net product revenues by deducting from our gross product revenues (a) trade allowances, such as discounts for prompt payment and distributor fees, (b) estimated government rebates and chargebacks, (c) reserves for expected product returns and (d) estimated costs of patient assistance programs. We initially record estimates for these deductions at the time we recognize the gross revenue. We update our estimates on a recurring basis as new information becomes available.”

•	Please provide us an analysis of the charges, payments and reserve balance at June 30, 2012 for items (a) through (d) above.

•

Please tell us how you were able to comply with the guidance in ASC 605-15-25-1-(f) and ASC 605-15-25-3 a. through d. in determining the amount of your reserve for returns for this new product allowing for full revenue recognition at time of sale. Address in your response your concerns, as disclosed, over physician and patient acceptability of the product, the lengthy return period and slower than expected product launch.

•	Tell us how you confirmed that there was not excess inventory held by your single distributor and specialty pharmacy.

The Company provides the following information regarding charges, payments and reserves recorded during the quarter ended June 30, 2012:

a)	We accrued approximately $[*****] for the estimated cost of prompt-payment discounts and distributor fees. Our customers earned approximately $[*****] in prompt-payment discounts and fees during the quarter, leaving a remaining allowance of $[*****]. The remaining allowance was based upon the contracted discount rate for prompt payment applied to all outstanding accounts receivable as of June 30, 2012 given our expectation that all such amounts would be earned.

b)	We accrued approximately $[*****] for government rebates and chargebacks, none of which had been paid as of the end of the quarter.

For tablets sold to our Specialty Pharmacy (SP) customer, information available to us through the SPARK program (described below) showed that all of the tablets sold had been dispensed to patients during the quarter or within a few weeks thereafter. Further, this information contained details regarding third-party payor coverage, which we verified with the carriers, allowing us to estimate the approximate percentage of tablets dispensed to patients that would be paid through government programs.

As the sales to the Specialty Distributor (SD) channel are destined for dispending to hospitals to be used in an in-patient

[*****] – Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

setting, these sales are not subject to government rebates and thus no allowances were provided for the quarter ended June 30, 2012 with respect to sales to the SD.

c)	We considered the need for a reserve for possible product returns of tablets sold during the quarter ended June 30, 2012 and determined that no allowance for product returns from our SP customer was necessary as of June 30, 2012 because all of the tablets sold to the SP customer during the quarter had been sold through to patients within a few weeks after quarter end. With respect to our SD customer, we determined that no tablets had been sold to hospitals during the quarter and thus deferred the recognition of any revenue from this channel. (Please see our discussion below.)

d)	We accrued approximately $[*****] for the estimated cost of patient assistance programs related to sales during the quarter. We paid approximately $[*****] during the quarter for such assistance related to tablets dispensed to patients by the SP during the quarter, leaving a balance of $[*****] as of the end of the quarter. The amount paid for such assistance during the quarter was based on requests for assistance from patients in meeting their insurance deductible and co-pay amounts for the purchase of the medicine dispensed during the quarter. From the data available to us, we were able to determine the percentage of the tablets dispensed for which assistance was sought and the percentage of assistance actually provided in relation to the sales value of the tablets dispensed. We estimated the full amount of the assistance for the quarter by applying these percentages to the full amount of sales for the quarter to the SP.

In consideration of the guidance in ASC 605-15-25-1-(f) and ASC 605-15-25-3 a. through d., the Company advises the Staff that although our product, Korlym™ for Cushing’s syndrome, is new to the market, we can reasonably estimate expected product returns related to current sales to our SP customer for several reasons: First, we have a carefully controlled patient enrollment program, SPARK (Support Program for Access and Reimbursement for Korlym). SPARK gathers prescription and insurance coverage information directly from patients and the prescribing physician and manages reimbursement and fulfillment issues, if any arise. Because of SPARK, we have a substantial amount of information about both our patients and their insurers, public and private. Second, we sell to only two customers, the SP and the SD. As part of our agreement with these customers, in exchange for a data fee, they provide us with information on tablets that they dispense to patients and hospitals. By the end of each reporting period, we know how much of our product these two customers have sold through to their own customers and thus we are able to reliably estimate how much inventory they hold at period end.

i.	Our SP sells directly to patients, who do not have the right to return medicine once it is shipped to them. Our SD sells to hospital pharmacies. These hospital pharmacies do have the right, under certain circumstances, to return the product to the SD, and the SD can then return the product back to us.

ii.	Physicians submit prescriptions to SPARK, which verifies the patient’s insurance coverage and transmits the prescription to the SP. The SP then dispenses the medicine to the patient and collects payment directly from the patient or the patient’s insurance carrier or government payor. The SP then transmits the information regarding the number of tablets dispensed to the patient back to the SPARK system.

iii.	SPARK maintains data about each patient and prescription. Because we have access to that data, we can determine how many tablets have shipped and to which patients. We know which insurers or government payors cover those patients. We can also determine the amount of co-pay and other assistance we provided to each patient (if any) through our patient assistance program.

At present, we have relatively few individual sales transactions in the course of a quarter. All of the tablets sold to the SP were sold in the same bottle configuration and at the same per milligram price. Based on information received from the SP through the SPARK system discussed above, we were able to determine that the SP had dispensed all of these tablets to patients during the quarter or thereafter through July 17, 2012, based on prescriptions from physicians. Therefore, there was no excess inventory held by the SP as of June 30, 2012.

With respect to the consideration of a reserve for product returns, the Company further advises the Staff that tablets that have been dispensed to patients may not be returned to the SP or us. Based on the fact that, by the time we filed the Q2 Form 10-Q, all of the tablets that we had sold to the SP during the quarter ended June 30, 2012 had been sold by the SP to patients, and because these customers have no right to return the medicine, we determined there would be no product returns related to our sales to the SP. We will continue to carefully monitor the levels of inventory held by the SP and make a determination at least quarterly of the need for and extent of a reserve for product returns from the SP.

We treat sales to our SD customer differently than sales to our SP, because the pharmacies to which the SD sells may have the right, under certain circumstances, to return product. Furthermore, our review of SPARK data showed that, as of June 30, 2012, the SD had sold [*****] of the product it had purchased from us in the quarter. Accordingly, we recognized that we did not have a reasonable basis for estimating returns from the SD and therefore deferred the recognition of revenue for the entire amount of our Q2 sales representing approximately $25,000.

The disclosures contained in our Q2 Form 10-Q regarding physician and patient acceptance of Korlym, the medicine’s return period, and the “potential for slower than anticipated adoption and manufacturing, distribution or other delays” were contained in risk factors designed to advise readers as to issues they should consider before attempting to estimate our future sales or investing in our stock. These are also factors we weighed when we determined to treat all of our sales to the SD as deferred revenue. For a discussion of our treatment of these risks with respect to our inventory disclosures, please see below.

[*****] – Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Cost of Sales, page 9

2.	You state that “We began capitalizing Korlym production costs as inventory following approval by the FDA on February 17, 2012. Prior to receiving the FDA approval for Korlym, we expensed all costs related to the manufacturing of the product (including stability costs and manufacturing overhead) as incurred; we classified these costs as research and development expense. A portion of the product manufactured prior to FDA approval is available for us to use commercially.” Please tell us the amount of these costs classified as research and development expense by year for each of the three years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 and how you considered the guidance in ASC 730-10-15-4 a. through e. in determining that classifying the manufacturing costs incurred prior to FDA approval as research and development expenses complies with GAAP.

The approval of Korlym by the United States Food and Drug Administration (FDA) was considered highly uncertain for a number of reasons. First, this was the first product that would be approved for Cushing’s syndrome. Second, this was the first product for which the Company was seeking approval in any market and this was the first New Drug Application (NDA) that we had submitted. Third, the tablet manufacturer for Korlym’s tablets [*****]. In addition, the FDA review process is lengthy (taking approximately 10 months from the submission of the NDA for Korlym to the date of approval) and, during the course of the regulatory review process, there was no way for us to predict the outcome. Questions may come from a number of divisions within the FDA at any time during the process; while the timing of submission of responses to questions is within our control, there is no direct feedback from the FDA on the acceptability of the responses. A company does not receive any indication from the FDA of the likelihood of outcome until the actual receipt (or denial) of approval. Also, there was no Advisory Committee meeting related to Korlym that might have given some indication of whether the product would be approved. Thus, given this degree of uncertainty, we could not assert that there was probable future benefit for the purchases of materials and costs incurred prior to the FDA approval of Korlym in February 2012 in order for them to qualify as an asset.

As part of the drug approval process, the FDA requires pharmaceutical companies to manufacture a certain number of drug “validation batches.” Each company must submit an analysis of these validation batches for the FDA’s review and the development of a product cannot be completed until after these costs are incurred and the FDA completes its review of this analysis. If the FDA approves the drug, medicine from the validation batches can be sold to customers. In addition, in order to be prepared for a possible positive outcome and because of the lengthy manufacturing process, we chose to purchase additional quantities of the Active Pharmaceutical Ingredient (API) in Korlym prior to product approval.

Because Korlym’s approval by the FDA was highly uncertain at the time we incurred the costs related to the Korlym validation batches and the purchase and micronization of the API, we determined that it was not appropriate to capitalize the cost of any material purchased or manufactured for us prior to the actual receipt of FDA approval of the marketing of the product. We determined that such costs were covered under the guidance in the Research and Development Topic in accordance with ASC 730-10-15-3 as activities surrounding the acquisition, manufacture and packaging of a product are an integral part of the development of a product that, at this time, could not and might never have been able to be sold.

The following table summarizes amounts that we classified as research and development expense prior to FDA approval that relate to the validation batches and API purchases that became available for commercial use upon FDA approval:

Period	Amount, in thousands
Years Ended December 31,
2009	$ [*****]
2010	[*****]
2011	[*****]
Six-month Periods Ended June 30,
2011	[*****]
2012	[*****]

We determined that these activities did not constitute transactions or activities under ASC 730-10-15-4 for the following reasons. To facilitate our response, the following references are to the subparagraphs of the guidance.

Guidance Subparagraph	Company Response
a) Accounting for the costs of research and development activities conducted for others under a contractual arrangement.	Our activities related to research and development efforts for our own benefit and did not relate to activities conducted for others.

[*****] – Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Guidance Subparagraph	Company Response
b) Activities that are unique to entities in the extractive industries.	The activities did not relate to the extractive industries.

c) The acquisition, development, or improvement of a process by an entity for use in its selling or administrative activities.	The activities did not relate to a process used in our selling or administrative activities. We incurred the costs to enable the development of the product and completion of the FDA approval process.

d) Routine or periodic alterations to existing products, production lines, manufacturing processes, and other ongoing operations even though those alterations may represent improvements.	The activities were not related to routine or periodic alterations of existing products. They related to the development of a new product that had not yet been approved by the FDA.

e) Market research or market testing activities.	The activities being discussed were not related to market research or market testing activities.

3. Composition of Certain Balance Sheet Items

Inventory, Page 11

3.	It appears your cost of product revenues was only 5.5% of net product revenues for the quarter ended June 30, 2012. Please tell us the amount of estimated revenues represented by inventory on hand at June 30, 2012 for which manufacturing costs were expensed in prior periods as research and development expenses (i.e. “zero cost inventories”). Tell us when you expect to finish selling these inventories.

As discussed above, we incurred a portion of the cost of finished goods and work-in-progress inventory before FDA approval of Korlym, so we accounted for these costs as research and development expenses. For finished goods inventory, costs expensed prior to FDA approval included all costs of the product with the exception of packaging and labeling that occurred after approval. For work-in-progress inventory, the costs reflected on the balance sheet as of June 30, 2012 included only the costs of the manufacture of the tablets; we had expensed the cost of Korlym’s API because it had been acquired prior to FDA approval.

As of June 30, 2012, the inventory classified as “finished goods” for which all manufacturing costs, with the exception of packaging and labeling, were expensed in prior periods could potentially yield net sales in the amount of approximately $[*****]. In addition, the bulk tablets classified as “work-in-process” inventory as of June 30, 2012, for which only the cost of the micronized API was expensed in prior periods, could potentially yield additional net sales in the amount of approximately $[*****]. These estimates of net sales assume that provisions for allowances and rebates remain consistent with those experienced during the quarter ended June 30, 2012. However, as we stated in our Q2 Form 10-Q, at this time, Korlym is only approved by the FDA for marketing for one illness, Cushing’s syndrome, which is an Orphan Drug indication. We are also currently studying Korlym for the treatment of psychotic depression, which affects approximately three million people in the United States. Further there is evidence in the scientific literature that mifepristone (the active ingredient in Korlym) may have utility in several other illnesses. Accordingly, “off-label” use of Korlym is potentially substantial, but very difficult to predict. Accordingly, we cannot predict with certainty the pace of our sales or the time it will take us to sell our entire inventory.

4.	If the zero cost inventories exceed your estimated product sales for the next twelve months, tell us why a material portion of the $2.4 million inventory at June 30, 2012 should not be classified as “non-current” assets since your accounting is on a FIFO basis.

As of June 30, 2012, we believed that our finished goods inventory would be dispensed to patients within the following year. We further believed that our raw material and work-in-process inventories would either be sold or consumed in clinical trials and other research and development work in the subsequent year. New drug launches are inherently unpredictable and the magnitude of sales can increase rapidly in the year following the initial product launch, especially for medicines such as Korlym, which have potentially large “off-label” markets. Our estimates of future sales and development uses, which covered a range of possible outcomes, provided our basis for concluding that our inventory would be consumed within one year.

We will continue to evaluate projected demand for our products at each balance sheet date to determine if a portion of our inventory will take more than one year to sell or be consumed.

We are in the process of analyzing demand for inventoried materials as of September 30, 2012. If we conclude in light of this analysis that certain inventory might not be consumed within the subsequent twelve-month period, we will classify any such inventory to non-current in our Form 10-Q for the quarter ended September 30, 2012.

[*****] – Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

5.	Tell us what you estimate your gross margin percentage will be after the zero cost inventories are sold.

We expect that our gross margin will be approximately [*****] percent of net sales after the material acquired or manufactured prior to approval is sold, assuming use of the same vendors. There are four steps to our manufacturing process, which are conducted by different companies: 1) acquisition of Korlym’s API, 2) micronization of the API, 3) manufacture of tablets, and 4) bottling, packaging and labeling. Because, at this time based upon current sales projections, we process relatively few batches on a sporadic basis, the pricing from these vendors can vary from batch to batch. In addition, FDA regulations require us to test, on a periodic basis, the pharmacological “stability” of each batch of product. These costs vary from period to period and will be recognized in the period in which they are incurred.

To further add to the variability of our future profit margin, we would note that we have been working on the development and qualification of a second tablet manufacturer that is capable of processing larger batches than our current tableter, which could reduce the future cost per tablet. We submitted a Supplement to our New Drug Application to the FDA in June 2012. According to the FDA’s guidelines, we expect to receive some information related to the FDA’s review of that application by late October 2012, but that could be delayed. Thus, the timing of our recognition of this reduced cost is uncertain.

6.	Please explain why you have only $25,000 in finished goods inventory at June 30, 2012.

The finished goods inventory represents the material referred to in this letter as “zero cost inventory,” as it was manufactured prior to FDA approval and carries a small amount of inventory cost for packaging and labeling that occurred after FDA approval. The $25,000 in finished goods inventory value at June 30, 2012 represents the cost incurred after FDA approval for the final labeling and packaging of the tablets manufactured in the validation batches prior to FDA approval that had not been sold prior to June 30, 2012.

7.	Please explain why you are carrying the cost of “work-in-progress” inventory on your financial statements since you contract the manufacture of inventory to a third party. Also explain how the amount is determined.

As discussed above, there are four steps in the manufacturing process: 1) acquisition of Korlym’s API, 2) micronization of that API, 3) manufacture of tablets, and 4) bottling, packaging and labeling. The inventory reflected as “work in progress” as of June 30, 2012 represented the costs related to manufacturing the API into tablets that were then held in bulk containers and not bottled, packaged or labeled as of June 30, 2012. Thus, we felt that the most appropriate classification for this material was “work in progress.” Once the tablets are bottled, packaged and labeled, the material will be classified as finished goods.

The cost of the “work-in-process” inventory as of June 30, 2012 reflects the cost of the tablet manufacturing process only, based on the invoices from the tablet manufacturer. As discussed above, the cost of the micronized API consumed in the manufacture of these tablets was incurred prior to approval of Korlym by the FDA and therefore was expensed as research and development cost because of the uncertainty of the use of this material in a marketed product.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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[*****] – Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Please do not hesitate to contact the undersigned at (650) 688 – 8783, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ G. Charles Robb
G. Charles Robb Chief Financial Officer
Corcept Therapeutics Incorporated

cc:	Joseph K. Belanoff, M.D., Chief Executive Officer
Corcept Therapeutics Incorporated
Alan Mendelson, Esq., Latham & Watkins LLP Kathleen Wells, Esq., Latham & Watkins LLP